ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 8, 2016

Justin Hebenstreit

(415) 315-2344

Justin.Hebenstreit@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah D. Skeens, Esq.

Re:	AllianzGI Institutional Multi-Series Trust (Registration No. 811-22975)—Responses to Comments on Amendment No. 2 to Registration Statement Filing on Form N-1A filed on October 14, 2015

Dear Ms. Skeens:

I am writing on behalf of AllianzGI Institutional Multi-Series Trust (the “Trust” or the “Registrant”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 2 to the Registration Statement on Form N-1A (“Amendment No. 2”), which was filed with the Commission on October 14, 2015 with respect to AllianzGI Advanced Core Bond Portfolio, a new series of the Trust (the “Portfolio”). On December 2, 2015, you provided, via telephone, oral comments of the Staff regarding Amendment No. 2. The following sets forth each of the Staff’s comments followed by the Trust’s response thereto. Capitalized terms not defined herein shall have the same meaning ascribed to them in the Private Placement Memorandum or the Statement of Additional Information (“SAI”), as applicable, in the Registration Statement.

General Comments

1.	Comment: Please confirm supplementally that all required information, including all required exhibits, was filed in Amendment No. 2.

Response: The Trust confirms that all required information, including all required exhibits, was filed in Amendment No. 2.

2.	Comment: Please confirm supplementally how the Trust will take “reasonable steps” to verify that purchasers of shares of the Portfolio are accredited investors as required by Rule 506(c) under Regulation D under the Securities Act of 1933, as amended.

Response: The Trust has adopted a Private Placement Policy that governs the review of documentation to establish the eligibility of all purchasers of Portfolio shares as required by Rule 506(c). The steps to verify accredited investor status under the policy may vary depending on whether the investor is an institutional investor or individual investor. For example, if the investor is a corporation, state pension plan or ERISA plan, the steps taken to verify such entity’s status as an accredited investor may include obtaining, reviewing and keeping for the Trust’s records the audited financial statements for the two most recent years from the potential investor’s auditor or, if obtained through the corporation, receiving assurance from the corporation’s auditor that the financial statements provided are accurate. If the investor is an individual investor, the steps taken to verify such individual’s status as an accredited investor may include (i) income verification, including reviewing copies of any Internal Revenue Service form that reports income for the two most recent years, along with a written representation from such individual that he or she has a reasonable expectation of reaching the income level to qualify as an accredited investor during the current year; (ii) net worth verification, including reviewing documentation relating to such individual’s net worth, dated within the prior three months, review of an individual’s liabilities, review of a consumer report from at least one nationwide consumer reporting agency, and obtaining a written representation from such person that all liabilities necessary to make a determination of net worth have been disclosed to the Trust; and (iii) third-party verification, including obtaining a written confirmation from certain third parties (such as a registered broker-dealer, SEC-registered investment adviser, licensed attorney or certified public accountant) that reasonable steps have been taken to verify that the purchaser is an accredited investor within the prior three months and that such third party made a determination that such purchaser is an accredited investor.

Private Placement Memorandum

3.	Comment: As the Portfolio is a “New Fund” for the purposes of Item 3 of Form N-1A, please complete only the 1- and 3-year period portions of the expense example in the section titled “Fees and Expenses of the Portfolio” in the Portfolio Summary.

Response: To the extent that additional filings of the Private Placement Memorandum are made while the Portfolio is a “New Fund” for the purposes of Item 3 of Form N-1A, the requested change will be made for such filings.

4.	Comment: In the section titled “Fees and Expenses of the Portfolio” in the Portfolio Summary, please revise the Examples to indicate that the Examples are based, for the first year, on Total Annual Fund Operating Expenses After Expense Reductions and, for all other periods, on Total Annual Fund Operating Expenses.

Response: The requested change will be made in future Registration Statement filings.

5.

Comment: If derivatives may be taken into account in assessing compliance with the Portfolio’s 80% test under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Rule 35d-1 Policy”), please describe how derivatives are included or counted for purposes of the Portfolio’s Rule 35d-1 Policy and describe how they will be valued. Please note that the Staff’s position is that the derivative’s market value should be used to include or count the derivative for purposes of the Portfolio’s Rule 35d-1 policy.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, the Portfolio may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. In many instances, the Portfolio will count only the market value of a derivative instrument toward its Rule 35d-1 Policy. However, consistent with the purposes of Rule 35d-1, the Trust reserves the flexibility to use a derivative contract’s notional value when it believes notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Portfolio’s name. For example, a fund, such as the Portfolio, with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures (but uses a market-value test with respect to those futures), would satisfy its Rule 35d-1 Policy notwithstanding that it had practically no economic exposure to equity investments.

The Trust notes that disclosure in the section of the Private Placement Memorandum titled “Characteristics and Risks of Securities and Investment Techniques–Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” currently states:

Unless otherwise stated, all market capitalization criteria and percentage limitations on Portfolio investments listed in this Private Placement Memorandum will apply at the time of investment. The Portfolio would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Portfolio’s investments refer to total assets. Unless otherwise stated, if the Portfolio is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Portfolio may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives, placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

6.	Comment: Please explain supplementally why the Portfolio does not specify any requirements or limitations with respect to portfolio maturity in the “Principal Investment Strategies” section of the Portfolio Summary and the corresponding disclosure in the “Principal Investments and Strategies of the Portfolio.”

Response: The Portfolio does not maintain any requirements with respect to maturity. Instead, as disclosed in the Private Placement Memorandum, the Portfolio seeks to maintain an average portfolio duration within three years above or below that of its benchmark.

7.	Comment: In the “Principal Investment Strategies” section of the Portfolio Summary and the corresponding disclosure in the “Principal Investments and Strategies of the Portfolio,” please consider revising the sentence that begins “In an effort to build a diversified final portfolio,” in light of the fact that the Portfolio is “non-diversified” within the meaning of the 1940 Act.

Response: In order to provide appropriate clarity, the disclosure will be revised in a future Registration Statement amendment as follows:

In an effort to build a ~~diversified~~ well-balanced final portfolio, the team uses fundamental research and quantitative analysis to implement several investment strategies in parallel, including the four strategies outlined below.

8.	Comment: If the Portfolio intends to write credit default swaps as part of its principal investment strategies, please confirm that the Portfolio will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Trust confirms that, as described in the section of the SAI titled “Investment Objectives and Policies—Derivative Instruments,” “[i]n connection with credit default swaps in which the Portfolio is the seller, the Portfolio will typically segregate or ‘earmark’ cash or liquid assets, or enter into certain offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Portfolio).”

9.	Comment: Please confirm that the Fund segregates an appropriate amount of assets to cover its obligations in connection with total return swaps, consistent with SEC Concept Release No. IC-29776 (August 31, 2011).

Response: The Trust evaluates the Portfolio’s derivative positions for purposes of asset segregation, including in connection with total return swaps, based on the value of the Portfolio’s obligation under the derivatives instrument (which may include market value or notional value, depending on the circumstances), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust notes that the Commission proposed rule changes in December 2015 that relate to this topic, and that, if adopted would affect the Portfolio’s future approach to segregation.

10.	Comment: The Staff notes that the Portfolio includes Focused Investment Risk as a principal risk despite not including corresponding disclosure in its Portfolio Summary stating that the Portfolio may focus its investments on a limited number of issuers, sectors, industries or geographic regions. Please explain why Focused Investment Risk is an appropriate risk for the Portfolio; or, alternatively, please revise the disclosure in the “Principal Investment Strategies” section of the Portfolio Summary and the corresponding disclosure in the “Principal Investments and Strategies of the Portfolio” section of the Private Placement Memorandum to indicate that the Portfolio may focus its investments on a limited number of issuers, sectors, industries or geographic regions.

Response: The Trust respectfully submits that Focused Investment Risk is consistent with the Portfolio’s principal investment strategies as currently described, and thus appropriately listed as a principal risk of the Portfolio. As stated in the Portfolio Summary, the Portfolio’s portfolio managers normally invest at least 80% of the Portfolio’s assets in bonds and other fixed income securities, including derivative instruments that provide synthetic exposure to fixed income securities. The Trust believes Focused Investment Risk is appropriate because the bonds and other fixed income instruments that are the focus of the Portfolio’s investments have in the past and may in the future experience extreme volatility and disruption, such as during the financial crisis of 2008-2009 and its aftermath. Additionally, as disclosed in the “Summary of Principal Risks” section of the Private Placement Memorandum, although the Portfolio is non-diversified, Focused Investment Risk is not limited to non-diversified funds or to diversified funds investing in a relatively small number of issuers, because natural phenomena such as weather emergencies, natural disasters and climate change (and related international regulation and accords) can have material effects on certain geographic regions, issuers and industries, the risks of which, the Trust believes, may adversely impact the Portfolio.

11.	Comment: Please explain supplementally why the Private Placement Memorandum does not include the following statement, as required by Item 8 of Form N-1A:

Payments to Broker-Dealers and Other Financial Intermediaries. If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s Web site for more information.

Response: Because shares of the Portfolio are not publically offered, the Portfolio does not pay financial intermediaries for the sale of Portfolio shares and related services. The Trust notes that Form N-1A permits the omission of the statement required by Item 8 if neither the fund nor any of its related companies pay financial intermediaries for the sale of fund shares or related services.

12.	Comment: The Staff asserts that the disclosure provided in response to Item 4(a) of Form N-1A should not be identical to the disclosure provided in response to Item 9(b) and points the Trust to the Staff’s June 2014 IM Guidance Update (No. 2014-08) (“2014 Mutual Fund Disclosure Guidance”), which sets forth the Staff’s observations about this issue. Please revise disclosure in the “Principal Investment Strategies” section of the Portfolio’s Portfolio Summary and/or the information in the corresponding section titled “Principal Investments and Strategies of the Portfolio,” or otherwise confirm that the disclosure in response to Item 4(a) is tailored so that it summarizes the information provided in response to Item 9(b).

Response: The Trust respectfully submits that the Portfolio Summary, as written, has been tailored to summarize the information provided in response to Item 9(b) of Form N-1A and is therefore appropriately responsive to the requirements of Item 4(a) and related Commission and Staff guidance, including the 2014 Mutual Fund Disclosure Guidance. The Trust notes that the Portfolio Summary is not identical to the Item 9(b) disclosure, although much of the language in the Portfolio Summary conforms to the Item 9(b) disclosure. The Trust will consider further condensation of the Portfolio’s Item 4(a) disclosure in connection with its next annual Registration Statement update.

13.	Comment: Please revise the section of the Private Placement Memorandum titled “Summary of Principal Risks—Focused Investment Risk” so that the sentence that refers to “Portfolios that are ‘non-diversified’” refers to the Portfolio individually.

Response: The requested change will be made in future Registration Statement filings.

14.	Comment: Please revise the section of the Private Placement Memorandum titled “Management of the Portfolio—Manager/Sub-Adviser Relationship” to remove references to an exemptive order which does not apply to the Trust.

Response: The requested change will be made in future Registration Statement filings.

15.	Comment: Please explain supplementally why the “Characteristics and Risks of Securities and Investment Techniques—Common Stocks and Other Equity Securities” section of the Private Placement Memorandum is relevant to the Portfolio, given its principal investments in bonds and other fixed income securities, or, in the alternative, please remove such section if it is not necessary.

Response: The Trust respectfully submits that its current disclosure regarding common stocks and other equity securities appropriately belongs in the “Characteristics and Risks of Securities and Investment Techniques” section of the Private Placement Memorandum, which includes disclosure regarding “characteristics and risks of additional securities and investment techniques that are not necessarily principal investment strategies but may be used by the Portfolio from time to time.” For example, the risk of investing in equity securities may be relevant to the Portfolio through its investment in a convertible bond. Given that disclosure regarding fixed income instruments is more relevant to the Portfolio than disclosure regarding common stocks and other equity securities, the referenced section will be moved towards the back in the “Characteristics and Risks of Securities and Investment Techniques” section of the Private Placement Memorandum in a future Registration Statement amendment.

16.	Comment: In addition to the disclosure included in the “Characteristics and Risks of Securities and Investment Techniques—Senior and Other Bank Loans” section of the Private Placement Memorandum, please include appropriate disclosure in response to Item 4(a) of Form N-1A if the Portfolio may invest in senior and other bank loans as part of its principal investment strategies.

Response: The Trust confirms that investments in senior and other bank loans are not a principal investment of the Portfolio, and therefore the Portfolio does not intend to revise its Item 4(a) disclosure in response to this comment.

17.	Comment: Please confirm that the expenses of short selling are reflected in the fee table and expense example of the Portfolio Summary.

Response: The Trust confirms that it has not engaged in any short selling. To the extent that the Trust engages in short selling, the expenses associated with the short selling will be reflected in the fee table and expense example in accordance with the requirements of Form N-1A.

18.	Comment: Please move the disclosure in the section of the Private Placement Memorandum titled “Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies” to the Portfolio’s Item 9 disclosure.

Response: The Trust respectfully submits that the current location of the disclosure regarding changes in investment objectives and policies is appropriate and compliant with Form N-1A. The Trust believes the information included in the “Changes in Investment Objectives and Policies” section of the Private Placement Memorandum does not describe the investment objectives, principal investment strategies or related risks particular to the Portfolio described in the Private Placement Memorandum, and therefore, is not responsive to Item 9, which requires a description of the Portfolio’s investment objectives and how the Portfolio intends to achieve its investment objectives. Instead, the referenced disclosure simply includes certain generic disclosure about how the investment objectives described in Item 9 may be changed and the relevant notice and approval requirements associated with such changes. Therefore, the Trust intends to keep the referenced disclosure in its current location.

19.	Comment: In the section of the Private Placement Memorandum titled “Characteristics and Risks of Securities and Investment Techniques—Certain Affiliations,” please state whether the Portfolio is subject to the type of exemptive relief referenced in that section.

Response: The disclosure will be revised in a future Registration Statement amendment as follows:

Absent an exemption from the SEC or other regulatory relief, the Portfolio is generally precluded from effecting certain principal transactions with brokers that are deemed to be affiliated persons of the Portfolio, the Manager or the Sub-Adviser. The Portfolio is currently not able to rely on any such exemption or regulatory relief. The Portfolio’s ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. These restrictions could limit the Portfolio’s ability to engage in securities transactions and take advantage of market opportunities.

SAI Comments

20.	Comment: In the “Investment Restrictions—Other Information Regarding Investment Restrictions and Policies” section, please confirm supplementally that restrictions on borrowings are not limited to the time of investment.

Response: The Trust confirms that it continues to monitor the Portfolio’s borrowings to confirm that such borrowings are in compliance with the Portfolio’s policies with respect to restrictions on borrowings. If the Trust determines that market movement has caused the Portfolio’s borrowings to move outside of its restrictions on borrowings, the Trust will take appropriate actions to make any necessary changes to the Portfolio’s borrowings.

21.	Comment: In the section titled “Management of the Trust—Securities Ownership,” please include disclosure regarding the Trustees’ ownership of shares of the Portfolio as of the Trust’s most recent fiscal year end.

Response: The requested change will be made in future Registration Statement filings.

22.	Comment: Please provide an explanation for the inclusion of the section titled “Other Information—Forward-Looking Statements”.

Response: The Trust respectfully submits that its current disclosure regarding forward-looking statements is appropriate and compliant with Form N-1A. The Trust believes that disclosing the risks, uncertainties and assumptions associated with forward-looking statements is helpful to investors by alerting them to the inherently uncertain nature of the events and circumstances reflected in such statements.

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 415-315-2344) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Justin Hebenstreit

Justin Hebenstreit, Esq.

cc:	Julian Sluyters

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Sarah H. McLaughlin, Esq.